Exhibit 99.1

FOR IMMEDIATE RELEASE

Gorilla Technology Group to Acquire Global Video Analytics Provider SeeQuestor Limited

■	SeeQuestor complements Gorilla’s existing technology offerings; strengthens position in enhanced edge AI technology that transforms data into actionable intelligence

■	Creates additional access to new markets in Europe, the Middle East, and North America

Taipei, Taiwan and New York, NY – November 3, 2022 – Gorilla Technology Group Inc. (“Gorilla”) (NASDAQ: GRRR), a global provider of AI based edge video analytics, IoT technologies, and cybersecurity, has agreed terms for the acquisition of SeeQuestor Limited (“SeeQuestor”), a global provider of video analytics technology. The all-stock transaction is subject to customary completion conditions, regulatory approvals, and a majority approval from SeeQuestor’s shareholders. The acquisition advances Gorilla’s strategy to become a global leader in advanced AI video analytics for security and surveillance with unrivaled capabilities, a strong product portfolio and a solid pipeline.

Formed in 2014 as a provider of automated video post-event analysis supporting domestic police investigations, U.K.-based SeeQuestor has developed advanced video analytics technology. SeeQuestor’s global client base spans the U.K., Canada, the Middle East and South-East Asia. SeeQuestor’s flagship real-time video analytics product enables law enforcement agencies and security companies to automatically monitor thousands of cameras in one unified platform. Their solution helps identify faces, bodies, threats, objects and vehicles and sends real-time alerts enabling security and surveillance companies to reduce their turnaround time and provide a safer environment.

The acquisition moves Gorilla up the value chain in the video analytics market to become one of the leading global providers of advanced AI-based video analytics solutions for improved security and safety. SeeQuestor’s technology complements Gorilla’s edge AI real time data capture and analysis. The combined company can offer more integrated services and thus better compete against larger vendors.

“This acquisition perfectly aligns with our strategy and vision, as SeeQuestor is an exciting addition to our existing technology portfolio. With extensive expertise and advanced video analytics technology, SeeQuestor will further enhance our AI analytics and security convergence solutions. Their technological know-how and uniqueness have allowed it to develop highly innovative and competitive solutions for their clients,” said Gorilla Chairman & CEO, Jay Chandan. “We believe SeeQuestor’s strong technology team and product offering will help us to compete more effectively against larger global providers. This deal takes us one step closer to becoming the platform service provider of choice, for edge AI and IT/OT Security Convergence.”

“Our Board unanimously supports this transaction” says Scott Eaton, Chairman of SeeQuestor. “It represents a fabulous opportunity for the team, and it is a great outcome for shareholders.”

Thibaud Weick, CEO of SeeQuestor, said, “This announcement marks the beginning of a new and exciting chapter for SeeQuestor. We will be even better positioned to accelerate product development and expand our offering for the benefit of the broader market, now that we are part of a leading-edge AI security technology provider that is publicly traded on a major U.S. stock exchange.”

About Gorilla Technologies Group Inc.

Gorilla, headquartered in Taipei, Taiwan, is a global solution provider in security intelligence, network intelligence, business intelligence and IoT technology. Gorilla develops a wide range of solutions including Smart Cities, Smart Retail, Enterprise Security, and Smart Media. In addition, Gorilla provides a complete Security Convergence Platform to government institutions, telecom companies and private enterprises with network surveillance and cyber security.

Gorilla places an emphasis on offering leading technology, expert service, and precise delivery, and ensuring top-of-the-line, intelligent and strong edge AI solutions that enable clients to improve operational performance and efficiency. With continuous core technology development, Gorilla will deliver edge AI solutions to managed service providers, distributors, system integrators, and hardware manufacturers.

Gorilla-Technology.com

About SeeQuestor Limited

SeeQuestor Limited, headquartered in London, U.K., is a global leader in video analytics and harnesses world-leading AI technology and super-computing power to turn terabytes of CCTV video into actionable intelligence. iCCTV, SeeQuestor’s flagship real-time product, allows automatic monitoring of thousands of cameras in one unified platform for performing unified multi analytics. seequestor.com

Important Information and Where to Find It

This press release does not constitute an offer to sell or exchange, or the solicitation of an offer to buy or exchange, any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, sale or exchange would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction.

Forward-Looking Statements

This press release contains forward-looking statements, which are based on estimates, assumptions, and expectations. Actual results and performance could differ materially and adversely from those expressed or implied in forward-looking statements. Gorilla does not undertake any obligation to update any forward-looking statements, except as required by law.

Contacts

Gorilla Technologies Group, Inc.

Peter Wright

+1-617-454-1088

Investor-relations@gorilla-technology.com

SeeQuestor Limited

Thibaud Weick

+44-153-165-1237

thibaud@seequestor.com